# Dreyfus Premier Municipal Bond Fund

**ANNUAL REPORT** April 30, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Municipal Bond Fund, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



# DISCUSSION OF FUND PERFORMANCE

James Welch and W. Michael Petty, Portfolio Managers

### How did Dreyfus Premier Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.94% for Class A shares, 5.48% for Class B shares, 5.16% for Class C shares and 6.00% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper General Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.23% for the reporting period.[3]

Municipal bonds fared relatively well during the reporting period in an environment of moderate economic growth and stabilizing short-term interest rates. The fund participated fully in the market's strength, with its Class A and Class Z shares producing higher returns than its benchmark and Lipper category average, primarily due to the fund's emphasis on income-oriented securities, including municipal bonds issued on behalf of corporations.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing robustly, energy prices were rising to record levels and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates in an effort to forestall an acceleration of inflation. However, conditions changed significantly over the summer and fall of 2006, when weakness in the housing and automobile sectors began to weigh on U.S. economic growth, falling energy prices alleviated inflation concerns and the Fed refrained from further rate hikes for the remainder of the reporting period. As investors' inflation fears waned, municipal bonds rallied. The market also benefited from supply-and-demand influences, including robust demand for long-term municipal bonds from non-traditional investors such as hedge funds and highly leveraged institutional accounts.

While turmoil in overseas equity markets and the U.S. sub-prime mortgage sector led to a bout of heightened market volatility in late February and early March 2007, bond prices subsequently rebounded, erasing previous losses by the end of the reporting period. As a result, the majority of the benchmark's and fund's returns were derived from current income.

The fund benefited in this environment from its holdings of income-oriented bonds, including seasoned, core holdings that were acquired when yields were higher than the yields available today. The fund received especially strong income contributions from lower-rated holdings, such as bonds issued on behalf of airlines and the states' settlement of litigation with U.S. tobacco companies. The fund's returns also were supported by a modestly long average duration, which enabled the fund to participate more fully in higher income toward the longer end of the market's maturity range.

## What is the fund's current strategy?

Recent U.S. economic data has been mixed, with signs of greater economic weakness emerging at the same time that inflation has remained stubbornly above the Fed's "comfort zone." As a result, it seems to us that the Fed is unlikely to raise or reduce short-term interest rates any time soon. We therefore expect to maintain the fund's modestly long average duration and its focus on income-oriented securities until we see signs that the Fed is ready to change its policy stance.

June 1, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*



Comparison of change in value of $10,000 investment in Dreyfus Premier Municipal Bond Fund Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier Municipal Bond Fund on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class Z shares will vary from the performance of Class A, Class B and Class C shares shown above due to differences in charges and expenses. The fund invests primarily in municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A, Class B and Class C shares. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class Z shares** | **10/13/04** | **6.00%** | **–** | **–** | **4.61%** |
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | **1.16%** | **3.89%** | **4.08%** | |
| *without sales charge* | | **5.94%** | **4.85%** | **4.55%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | **1.48%** | **3.99%** | **4.25%** | |
| *without redemption* | | **5.48%** | **4.33%** | **4.25%** | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | | **4.16%** | **4.08%** | **3.79%** | |
| *without redemption* | | **5.16%** | **4.08%** | **3.79%** | |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Municipal Bond Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.84 | $ 8.43 | $ 9.52 | $ 5.60 |
| Ending value (after expenses) | $1,014.60 | $1,012.70 | $1,010.80 | $1,014.80 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.86 | $ 8.45 | $ 9.54 | $ 5.61 |
| Ending value (after expenses) | $1,018.99 | $1,016.41 | $1,015.32 | $1,019.24 |

† *Expenses are equal to the fund's annualized expense ratio of 1.17% for Class A, 1.69% for Class B, 1.91% for Class C and 1.12% for Class Z Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Long-Term Municipal Investments—104.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama—1.3%** | | | | |
| Jefferson County, Sewer Revenue (Capital Improvement Warrants) (Insured; FGIC) | 5.13 | 2/1/09 | 4,000,000 [a] | 4,136,280 |
| University of Alabama, HR (Insured; MBIA) | 5.75 | 9/1/10 | 3,000,000 [a] | 3,219,210 |
| **Arizona—.7%** | | | | |
| Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project) | 5.20 | 10/1/37 | 4,000,000 | 4,034,200 |
| **Arkansas—.8%** | | | | |
| Lake Hamilton School District Number 005, GO Limited Tax Capital Improvement (Insured; AMBAC) | 5.50 | 4/1/29 | 4,600,000 | 4,667,758 |
| **California—12.0%** | | | | |
| California, GO | 5.63 | 5/1/10 | 2,530,000 [a] | 2,696,929 |
| California, GO (Various Purpose) | 5.25 | 11/1/27 | 5,000,000 | 5,356,250 |
| California Department of Water Resources, Power Supply Revenue | 6.00 | 5/1/12 | 6,000,000 [a] | 6,705,540 |
| California Educational Facilities Authority, Revenue (University of Southern California) | 5.00 | 10/1/33 | 5,000,000 | 5,218,200 |
| California Health Facilities Financing Authority, Revenue (Sutter Health) | 5.25 | 11/15/46 | 11,300,000 | 11,945,004 |
| California Pollution Control Financing Authority, PCR | 5.90 | 6/1/14 | 12,710,000 [b,c] | 14,393,694 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 7.88 | 6/1/13 | 2,170,000 [a] | 2,648,333 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 7.90 | 6/1/13 | 1,920,000 [a] | 2,345,587 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 5.75 | 6/1/47 | 10,840,000 | 11,605,954 |
| Lincoln, Community Facilities District Number 2003-1, Special Tax Bonds (Lincoln Crossing Project) | 6.00 | 9/1/34 | 3,185,000 | 3,314,884 |
| Port of Oakland, Revenue (Insured; FGIC) | 5.50 | 11/1/20 | 4,085,000 | 4,371,440 |
| **Colorado—5.4%** | | | | |
| Broomfield City and County, COP (Open Space, Park and Recreation Facilities Lease Purchase Agreement) (Insured; AMBAC) | 5.50 | 12/1/20 | 1,000,000 | 1,057,660 |
| Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado System Headquarters Project) (Insured; AMBAC) | 5.50 | 12/1/21 | 1,100,000 | 1,180,619 |
| Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA) | 7.15 | 10/1/30 | 55,000 | 55,818 |
| Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA) | 6.60 | 8/1/32 | 3,010,000 | 3,171,998 |
| Denver City and County, Airport Revenue (Insured; AMBAC) | 6.00 | 11/15/17 | 5,000,000 | 5,324,550 |
| E-470 Public Highway Authority, Revenue (Insured; MBIA) | 5.75 | 9/1/10 | 5,500,000 [a] | 5,941,485 |
| Northwest Parkway Public Highway Authority, Revenue | 7.13 | 6/15/41 | 8,250,000 | 8,876,340 |
| Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC) | 0.00 | 6/15/27 | 6,125,000 | 1,945,606 |
| University of Colorado Hospital Authority, Revenue | 5.25 | 11/15/39 | 3,810,000 | 3,955,733 |
| **Connecticut—5.1%** | | | | |
| Connecticut | 5.75 | 6/15/11 | 8,000,000 [b,c] | 8,483,080 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut (continued)** | | | | |
| Connecticut | 5.50 | 12/15/15 | 7,400,000 b,c | 8,337,765 |
| Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian) | 5.63 | 7/1/26 | 4,345,000 | 4,707,981 |
| Mashantucket Western Pequot Tribe, Special Revenue | 5.75 | 9/1/27 | 8,000,000 b | 8,185,600 |
| **Florida—1.4%** | | | | |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 6.00 | 11/15/11 | 2,500,000 a | 2,753,425 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 5.25 | 11/15/36 | 5,000,000 | 5,240,750 |
| **Georgia—1.7%** | | | | |
| College Park Business and Industrial Development Authority, Revenue (Civic Center Project) (Insured; AMBAC) | 5.75 | 9/1/10 | 4,250,000 a | 4,593,952 |
| Georgia | 5.25 | 7/1/10 | 5,000,000 a | 5,237,900 |
| **Illinois—4.3%** | | | | |
| Carol Stream, First Mortgage Revenue (Windsor Park Manor Project) | 6.50 | 12/1/07 | 400,000 | 405,268 |
| Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA) | 6.45 | 9/1/29 | 1,785,000 | 1,800,922 |
| Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA) | 5.50 | 12/1/42 | 5,000,000 | 5,483,200 |
| Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project) | 8.20 | 12/1/24 | 4,000,000 | 4,052,000 |
| Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program) | 8.75 | 3/1/10 | 87,000 | 87,739 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois (continued)** | | | | |
| Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program) | 8.25 | 8/1/12 | 216,484 | 186,826 |
| Illinois Educational Facilities Authority, Revenue (Northwestern University) | 5.00 | 12/1/38 | 7,500,000 | 7,830,900 |
| Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA) | 5.50 | 6/15/23 | 5,000,000 | 5,387,400 |
| **Kansas—1.4%** | | | | |
| Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA) | 5.55 | 6/1/38 | 2,790,000 | 2,993,670 |
| Wichita, HR (Via Christi Health System, Inc.) | 6.25 | 11/15/19 | 2,000,000 | 2,184,880 |
| Wichita, HR (Via Christi Health System, Inc.) | 6.25 | 11/15/20 | 3,000,000 | 3,277,320 |
| **Kentucky—2.3%** | | | | |
| Mount Sterling, LR (Kentucky League of Cities Funding Trust Program) | 6.10 | 3/1/18 | 5,500,000 | 6,405,520 |
| Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program) | 6.40 | 3/1/19 | 6,000,000 | 6,987,000 |
| **Louisiana—.5%** | | | | |
| Louisiana Housing Finance Agency, SFMR (Home Ownership Program) (Collateralized: FNMA and GNMA) | 6.40 | 12/1/30 | 1,720,000 | 1,746,144 |
| Saint James Parish, SWDR (Freeport-McMoRan Partnership Project) | 7.70 | 10/1/22 | 1,000,000 | 1,024,250 |
| **Maryland—.4%** | | | | |
| Maryland Energy Financing Administration, SWDR (Wheelabrator Water Technologies Baltimore LLC Projects) | 6.45 | 12/1/16 | 2,100,000 | 2,145,444 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts—1.9%** | | | | |
| Massachusetts Development Finance Agency, Revenue (Simmons College Issue) (Insured; XLCA) | 5.25 | 10/1/26 | 4,860,000 | 5,460,793 |
| Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts American Hingham Project) | 6.95 | 12/1/35 | 2,450,000 | 2,483,859 |
| Route 3 North Transportation Improvement Association, LR (Insured; MBIA) | 5.75 | 6/15/17 | 3,000,000 | 3,178,860 |
| **Michigan—6.5%** | | | | |
| Dearborn Economic Development Corporation, HR (Oakwood Obligated Group) (Insured; FGIC) | 5.88 | 11/15/25 | 4,950,000 | 5,006,430 |
| Detroit School District, School Building and Site Improvement Bonds (GO— Unlimited Tax) (Insured; FGIC) | 5.00 | 5/1/28 | 5,000,000 | 5,200,900 |
| Michigan Building Authority, Revenue (Residual Certificates) | 5.50 | 10/15/17 | 10,000,000 [b,c] | 10,705,800 |
| Michigan Strategic Fund, SWDR (Genesee Power Station Project) | 7.50 | 1/1/21 | 7,725,000 | 7,725,232 |
| Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3) | 6.25 | 6/1/22 | 3,250,000 | 3,480,490 |
| Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company) | 7.00 | 11/1/15 | 5,000,000 | 6,019,350 |
| **Minnesota—1.0%** | | | | |
| Chaska, Electric Revenue | 6.00 | 10/1/10 | 2,000,000 [a] | 2,147,400 |
| Minnesota Housing Finance Agency, Single Family Mortgage | 5.95 | 1/1/17 | 475,000 | 479,251 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Minnesota (continued)** | | | | |
| Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) | 6.00 | 11/15/35 | 3,000,000 | 3,312,570 |
| **Mississippi–.3%** | | | | |
| Mississippi Home Corporation, SFMR (Collateralized; GNMA) | 6.95 | 12/1/31 | 1,970,000 | 1,994,704 |
| **Missouri–3.0%** | | | | |
| Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project) | 5.38 | 12/1/27 | 2,470,000 | 2,585,547 |
| Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project) | 5.00 | 6/1/35 | 2,500,000 | 2,583,850 |
| Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center) | 6.13 | 12/1/10 | 4,000,000 [a] | 4,350,160 |
| Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FHLMC, FNMA and GNMA) | 5.00 | 9/1/37 | 2,500,000 | 2,547,225 |
| Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA) | 6.30 | 9/1/25 | 105,000 | 105,999 |
| Saint Louis, Parking Revenue (Insured; MBIA) | 5.00 | 12/15/31 | 5,000,000 | 5,287,400 |
| **New Jersey–7.5%** | | | | |
| New Jersey Economic Development Authority, Revenue (Insured; AMBAC) | 5.25 | 6/15/15 | 4,990,000 [b,c] | 5,291,995 |
| New Jersey Economic Development Authority, Revenue (Insured; AMBAC) | 5.25 | 6/15/16 | 4,990,000 [b,c] | 5,291,995 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC) | 5.25 | 6/15/11 | 10,000 [a] | 10,605 |
| New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC) | 5.25 | 6/15/11 | 10,000 [a] | 10,605 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA) | 5.50 | 1/1/10 | 6,000,000 [a] | 6,278,820 |
| New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA) | 6.00 | 1/1/11 | 12,700,000 [b,c] | 13,704,253 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 7.00 | 6/1/13 | 5,135,000 [a] | 6,036,911 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 0.00 | 6/1/41 | 18,500,000 | 2,833,090 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/41 | 5,000,000 | 4,930,500 |
| **New Mexico—1.2%** | | | | |
| Farmington, PCR (Public Service Company of New Mexico San Juan Project) | 6.38 | 4/1/22 | 1,430,000 | 1,461,431 |
| Jicarilla Apache Nation, Revenue | 5.50 | 9/1/23 | 5,000,000 | 5,395,000 |
| **New York—6.9%** | | | | |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 7.13 | 8/1/11 | 9,000,000 | 9,506,070 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 8.00 | 8/1/28 | 3,000,000 | 3,724,380 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue | 6.00 | 6/15/10 | 3,085,000 ᵃ | 3,327,049 |
| New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) | 5.25 | 10/1/35 | 11,500,000 | 13,188,775 |
| New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA) | 6.00 | 7/1/17 | 3,500,000 | 4,131,295 |
| New York State Dormitory Authority, Revenue (Rochester Institute of Technology) (Insured; AMBAC) | 5.25 | 7/1/24 | 3,345,000 | 3,570,520 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 7.50 | 5/15/13 | 2,500,000 | 2,978,750 |
| **North Carolina—2.2%** | | | | |
| North Carolina Eastern Municipal Power Agency, Power System Revenue | 7.00 | 1/1/13 | 3,500,000 | 3,866,065 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA) | 6.75 | 1/1/26 | 5,000,000 | 5,382,900 |
| North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA) | 6.45 | 8/15/20 | 1,000,000 | 1,085,800 |
| North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA) | 6.63 | 8/15/30 | 2,565,000 | 2,784,821 |
| **Ohio—6.7%** | | | | |
| Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights— Public Parking Garage Project) | 7.35 | 12/1/31 | 3,000,000 | 3,307,530 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Columbus City School District, School Facilities Construction and Improvement (Insured; FSA) | 5.00 | 12/1/14 | 5,000,000 [a] | 5,408,150 |
| Columbus City School District, School Facilities Construction and Improvement (Insured; FSA) | 4.25 | 12/1/32 | 5,330,000 | 5,179,854 |
| Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project) | 7.50 | 1/1/30 | 7,000,000 | 7,672,910 |
| Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project) | 6.15 | 2/15/09 | 3,115,000 [a] | 3,275,921 |
| Hamilton County, Sales Tax Refunding and Improvement Bonds (Insured; AMBAC) | 0.00 | 12/1/25 | 14,865,000 | 6,644,060 |
| Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA) | 6.10 | 8/1/20 | 7,300,000 | 7,475,492 |
| **Oklahoma—2.0%** | | | | |
| McGee Creek Authority, Water Revenue (Insured; MBIA) | 6.00 | 1/1/13 | 8,025,000 | 8,539,563 |
| Oklahoma Development Finance Authority, Student Housing Revenue (Seminole State College Project) | 5.13 | 9/1/36 | 3,000,000 | 3,101,010 |
| **Oregon—.6%** | | | | |
| Portland, Sewer System Revenue (Insured; FGIC) | 5.75 | 8/1/10 | 3,500,000 [a] | 3,722,390 |
| **Pennsylvania—1.7%** | | | | |
| Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA) | 5.85 | 4/20/36 | 4,210,000 | 4,516,025 |
| Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority) | 6.00 | 6/1/31 | 5,000,000 [b,c] | 5,194,375 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **South Carolina–3.6%** | | | | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.50 | 12/1/12 | 10,900,000 | a,b,c | 11,938,607 |
| Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC) | 5.50 | 5/1/26 | 4,385,000 | | 4,675,199 |
| Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project) | 5.13 | 12/1/30 | 4,000,000 | | 4,243,960 |
| **Tennessee–3.0%** | | | | | |
| Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance) | 5.50 | 7/1/31 | 8,355,000 | | 8,940,853 |
| Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project) | 6.50 | 9/1/28 | 8,000,000 | | 8,012,240 |
| Shelby County Health, Educational and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments) | 7.25 | 7/1/23 | 2,685,000 | d | 731,367 |
| **Texas–4.8%** | | | | | |
| Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project) | 5.25 | 12/1/29 | 3,000,000 | | 2,919,390 |
| Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue | 6.70 | 1/1/11 | 5,000,000 | a | 5,501,850 |
| Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.) | 7.25 | 11/1/30 | 4,505,000 | | 4,510,811 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas (continued)** | | | | |
| Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.) | 6.38 | 5/1/35 | 4,785,000 | 4,956,973 |
| Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA) | 5.50 | 11/1/21 | 3,000,000 | 3,249,180 |
| Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC) | 5.75 | 8/15/38 | 3,500,000 | 3,801,455 |
| Wichita Falls, Water and Sewer Revenue (Insured; AMBAC) | 5.38 | 8/1/11 | 3,000,000 [a] | 3,195,270 |
| **Washington—2.2%** | | | | |
| Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA) | 7.13 | 7/1/16 | 10,425,000 | 12,972,453 |
| **West Virginia—.9%** | | | | |
| West Virginia, GO State Road (Insured; MBIA) | 5.75 | 6/1/10 | 2,500,000 [a] | 2,671,550 |
| West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.) | 6.00 | 9/1/10 | 2,440,000 [a] | 2,624,513 |
| **Wisconsin—4.5%** | | | | |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 6.13 | 6/1/27 | 4,745,000 | 5,086,925 |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 7.00 | 6/1/28 | 13,350,000 | 15,023,155 |
| Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.) | 6.40 | 4/15/33 | 5,500,000 | 6,097,960 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Wyoming−.5%** | | | | |
| Wyoming Student Loan Corporation, Student Loan Revenue | 6.25 | 6/1/29 | 2,500,000 | 2,637,275 |
| **U.S. Related−6.3%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 10,400,000 | 731,120 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/55 | 10,000,000 | 373,900 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.65 | 7/1/15 | 4,000,000 | 4,459,680 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.25 | 7/1/13 | 6,000,000 | 6,510,180 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA) | 5.00 | 7/1/32 | 5,500,000 | 5,786,990 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA) | 5.25 | 7/1/36 | 10,000,000 | 11,708,900 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; AMBAC) | 5.25 | 7/1/38 | 6,000,000 | 7,083,180 |
| **Total Investments** (cost $582,507,530) | | | **104.6%** | **611,637,674** |
| **Liabilities, Less Cash and Receivables** | | | **(4.6%)** | **(26,882,911)** |
| **Net Assets** | | | **100.0%** | **584,754,763** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $91,527,164 or 15.7% of net assets.*

[c] *Collateral for floating rate borrowings.*

[d] *Non-income producing security; interest payments in default.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|-------|----|---------|----|-------------------|----------|
| AAA | | Aaa | | AAA | 44.8 |
| AA | | Aa | | AA | 13.6 |
| A | | A | | A | 12.6 |
| BBB | | Baa | | BBB | 15.7 |
| BB | | Ba | | BB | .1 |
| B | | B | | B | 3.8 |
| CCC | | Caa | | CCC | 2.9 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 6.5 |
| | | | | | **100.0** |

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 582,507,530 | 611,637,674 |
| Cash | | 451,213 |
| Receivable for investment securities sold | | 21,366,128 |
| Interest receivable | | 10,317,164 |
| Receivable for shares of Beneficial Interest subscribed | | 55,982 |
| Prepaid expenses | | 29,570 |
| | | **643,857,731** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 427,023 |
| Payable for floating rate notes issued | | 38,345,000 |
| Payable for investment securities purchased | | 19,392,201 |
| Interest and related expenses payable | | 507,866 |
| Payable for shares of Beneficial Interest redeemed | | 324,708 |
| Accrued expenses | | 106,170 |
| | | **59,102,968** |
| **Net Assets ($)** | | **584,754,763** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 617,476,690 |
| Accumulated net realized gain (loss) on investments | | (61,852,070) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 29,130,143 |
| **Net Assets ($)** | | **584,754,763** |

## Net Asset Value Per Share

| | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Net Assets ($) | 256,046,853 | 11,799,091 | 10,274,421 | 306,634,398 |
| Shares outstanding | 19,542,639 | 900,098 | 782,998 | 23,402,494 |
| **Net Asset Value Per Share ($)** | **13.10** | **13.11** | **13.12** | **13.10** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **32,652,645** |
| **Expenses:** | |
| Management fee–Note 3(a) | 3,276,242 |
| Shareholder servicing costs–Note 3(c) | 1,689,278 |
| Interest and related expenses | 1,462,457 |
| Distribution fees–Note 3(b) | 143,464 |
| Custodian fees | 79,090 |
| Registration fees | 64,342 |
| Professional fees | 63,039 |
| Prospectus and shareholder's reports | 47,019 |
| Trustees' fees and expenses–Note 3(d) | 8,243 |
| Loan commitment fees–Note 2 | 2,256 |
| Miscellaneous | 45,783 |
| **Total Expenses** | **6,881,213** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (20,550) |
| **Net Expenses** | **6,860,663** |
| **Investment Income–Net** | **25,791,982** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and options transactions | 7,287,689 |
| Net realized gain (loss) on financial futures | (20,913) |
| **Net Realized Gain (Loss)** | **7,266,776** |
| Net unrealized appreciation (depreciation) on investments | 1,640,847 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **8,907,623** |
| **Net Increase in Net Assets Resulting from Operations** | **34,699,605** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income—net | 25,791,982 | 28,683,719 |
| Net realized gain (loss) on investments | 7,266,776 | 2,226,941[a] |
| Net unrealized appreciation (depreciation) on investments | 1,640,847 | (12,303,853)[a] |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **34,699,605** | **18,606,807** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (11,054,595) | (12,089,440) |
| Class B shares | (531,263) | (734,708) |
| Class C shares | (351,765) | (353,775) |
| Class Z shares | (13,825,064) | (15,473,039) |
| **Total Dividends** | **(25,762,687)** | **(28,650,962)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 21,260,275 | 14,638,352 |
| Class B shares | 881,966 | 1,822,106 |
| Class C shares | 2,298,854 | 749,467 |
| Class Z shares | 7,004,372 | 10,500,961 |
| Dividends reinvested: | | |
| Class A shares | 7,239,461 | 7,656,702 |
| Class B shares | 324,589 | 412,672 |
| Class C shares | 212,639 | 208,831 |
| Class Z shares | 9,424,451 | 10,364,641 |
| Cost of shares redeemed: | | |
| Class A shares | (34,765,023) | (39,175,744) |
| Class B shares | (6,100,476) | (6,684,478) |
| Class C shares | (1,502,168) | (846,094) |
| Class Z shares | (39,085,135) | (41,143,018) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(32,806,195)** | **(41,495,602)** |
| **Total Increase (Decrease) in Net Assets** | **(23,869,277)** | **(51,539,757)** |
| **Net Assets ($):** | | |
| Beginning of Period | 608,624,040 | 660,163,797 |
| **End of Period** | **584,754,763** | **608,624,040** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A** [b] | | |
| Shares sold | 1,627,875 | 1,122,340 |
| Shares issued for dividends reinvested | 553,508 | 586,081 |
| Shares redeemed | (2,664,815) | (2,996,844) |
| **Net Increase (Decrease) in Shares Outstanding** | **(483,432)** | **(1,288,423)** |
| **Class B** [b] | | |
| Shares sold | 67,550 | 139,569 |
| Shares issued for dividends reinvested | 24,821 | 31,562 |
| Shares redeemed | (467,003) | (511,145) |
| **Net Increase (Decrease) in Shares Outstanding** | **(374,632)** | **(340,014)** |
| **Class C** | | |
| Shares sold | 176,250 | 57,163 |
| Shares issued for dividends reinvested | 16,232 | 15,964 |
| Shares redeemed | (115,037) | (64,601) |
| **Net Increase (Decrease) in Shares Outstanding** | **77,445** | **8,526** |
| **Class Z** | | |
| Shares sold | 535,049 | 803,576 |
| Shares issued for dividends reinvested | 720,799 | 793,459 |
| Shares redeemed | (2,993,455) | (3,150,800) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,737,607)** | **(1,553,765)** |

[a]  *These numbers have been restated. See Note 5.*
[b]  *During the period ended April 30, 2007, 189,232 Class B shares representing $2,475,494 were automatically converted to 189,270 Class A shares and during the period ended April 30, 2006, 197,377 Class B shares representing $2,582,554 were automatically converted to 197,435 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

|  | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.91 | 13.12 | 12.81 | 13.04 | 12.99 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .57 | .59 | .59 | .60 | .65 |
| Net realized and unrealized gain (loss) on investments | .18 | (.21) | .31 | (.24) | .04 |
| Total from Investment Operations | .75 | .38 | .90 | .36 | .69 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.56) | (.59) | (.59) | (.59) | (.64) |
| Net asset value, end of period | 13.10 | 12.91 | 13.12 | 12.81 | 13.04 |
| **Total Return (%)[b]** | 5.94 | 2.93 | 7.18 | 2.80 | 5.45 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.16 | 1.09[c] | 1.03[c] | 1.00[c] | 1.04[c] |
| Ratio of net expenses to average net assets | 1.16 | 1.09[c] | 1.02[c] | 1.00[c] | 1.04[c] |
| Ratio of net investment income to average net assets | 4.33 | 4.51 | 4.54 | 4.57 | 4.95 |
| Portfolio Turnover Rate | 68.06 | 48.31 | 48.30 | 91.43 | 92.94 |
| Net Assets, end of period ($ x 1,000) | 256,047 | 258,504 | 279,612 | 293,083 | 321,936 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

|  | | Year Ended April 30, | | | |
| --- | --- | --- | --- | --- | --- |
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.91 | 13.12 | 12.82 | 13.05 | 12.99 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .49 | .52 | .52 | .53 | .58 |
| Net realized and unrealized<br>  gain (loss) on investments | .21 | (.21) | .31 | (.23) | .06 |
| Total from Investment Operations | .70 | .31 | .83 | .30 | .64 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.50) | (.52) | (.53) | (.53) | (.58) |
| Net asset value, end of period | 13.11 | 12.91 | 13.12 | 12.82 | 13.05 |
| **Total Return (%)[b]** | 5.48 | 2.40 | 6.64 | 2.20 | 5.00 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>  to average net assets | 1.67 | 1.61[c] | 1.54[c] | 1.51[c] | 1.54[c] |
| Ratio of net expenses<br>  to average net assets | 1.67 | 1.61[c] | 1.54[c] | 1.51[c] | 1.54[c] |
| Ratio of net investment income<br>  to average net assets | 3.81 | 3.99 | 4.02 | 4.06 | 4.44 |
| Portfolio Turnover Rate | 68.06 | 48.31 | 48.30 | 91.43 | 92.94 |
| Net Assets, end of period ($ x 1,000) | 11,799 | 16,462 | 21,192 | 29,471 | 43,022 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

| | | | Year Ended April 30, | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.93 | 13.14 | 12.83 | 13.06 | 13.01 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .47 | .49 | .49 | .50 | .55 |
| Net realized and unrealized gain (loss) on investments | .19 | (.21) | .32 | (.23) | .05 |
| Total from Investment Operations | .66 | .28 | .81 | .27 | .60 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.47) | (.49) | (.50) | (.50) | (.55) |
| Net asset value, end of period | 13.12 | 12.93 | 13.14 | 12.83 | 13.06 |
| **Total Return (%) [b]** | 5.16 | 2.18 | 6.40 | 2.06 | 4.67 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.89 | 1.82[c] | 1.76[c] | 1.73[c] | 1.77[c] |
| Ratio of net expenses to average net assets | 1.89 | 1.82[c] | 1.76[c] | 1.73[c] | 1.77[c] |
| Ratio of net investment income to average net assets | 3.58 | 3.78 | 3.81 | 3.84 | 4.18 |
| Portfolio Turnover Rate | 68.06 | 48.31 | 48.30 | 91.43 | 92.94 |
| Net Assets, end of period ($ x 1,000) | 10,274 | 9,121 | 9,158 | 11,261 | 13,330 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

| | Year Ended April 30, | | |
|---|---|---|---|
| **Class Z Shares** | 2007 | 2006 | 2005[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 12.91 | 13.12 | 13.09 |
| Investment Operations: | | | |
| Investment income—net[b] | .57 | .60 | .32 |
| Net realized and unrealized gain (loss) on investments | .19 | (.21) | .03 |
| Total from Investment Operations | .76 | .39 | .35 |
| Distributions: | | | |
| Dividends from investment income—net | (.57) | (.60) | (.32) |
| Net asset value, end of period | 13.10 | 12.91 | 13.12 |
| **Total Return (%)[c]** | 6.00 | 2.99 | 2.71[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 1.10 | 1.03[e] | .98[e,f] |
| Ratio of net expenses to average net assets | 1.10 | 1.03[e] | .96[e,f] |
| Ratio of net investment income to average net assets | 4.38 | 4.57 | 4.49[f] |
| Portfolio Turnover Rate | 68.06 | 48.31 | 48.30 |
| Net Assets, end of period ($ x 1,000) | 306,634 | 324,537 | 350,202 |

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*
[b] *Based on aveerage shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
[f] *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A, which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a

CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General Municipal Bond Fund, Inc. as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $263,462, accumulated capital losses $61,253,295 and unrealized appreciation $28,531,368.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with General Municipal Bond Fund, Inc. If not applied, $16,442,235 of the carryover expires in fiscal 2008, $9,553,959 expires in fiscal 2009, $17,083,173 expires in fiscal 2010, $10,384,676 expires in fiscal 2011 and $7,789,252 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 was as follows: tax exempt income $25,762,687 and $28,650,962, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $29,295 increased accumulated net realized gain (loss) on investments by $10,647 and increased paid-in capital by $18,648. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $8,663 and $655 from commissions earned on sales of the fund's Class A and Class Z shares, respectively, and $22,071 and $423 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $69,718 and $73,746, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class Z shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares and .20% of the value of the average daily net assets of Class Z shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B, Class C and Class Z shares were charged $639,665, $34,859, $24,582 and $632,076 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $242,161 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $264,455, Rule 12b-1 distribution plan fees $11,212, shareholder services plan fees $107,589, transfer agency per account fees $40,360 and chief compliance officer fees $3,407.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended April 30, 2007, amounted to $425,537,094 and $458,826,496, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2007, there were no financial futures contracts outstanding.

At April 30, 2007, the cost of investments for federal income tax purposes was $544,761,306; accordingly, accumulated net unrealized appreciation on investments was $28,531,368, consisting of $31,112,927 gross unrealized appreciation and $2,581,559 gross unrealized depreciation.

### NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| Ratio of Total Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .91% | .93% | .93% | .94% |
| As restated | 1.09% | 1.03% | 1.00% | 1.04% |
| **Class B shares:** | | | | |
| As previously reported | 1.43% | 1.44% | 1.44% | 1.44% |
| As restated | 1.61% | 1.54% | 1.51% | 1.54% |
| **Class C shares:** | | | | |
| As previously reported | 1.64% | 1.66% | 1.66% | 1.67% |
| As restated | 1.82% | 1.76% | 1.73% | 1.77% |
| **Class Z shares:** | | | | |
| As previously reported | .85% | .88% | | |
| As restated | 1.03% | .98% | | |

| Ratio of Net Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .91% | .92% | .93% | .94% |
| As restated | 1.09% | 1.02% | 1.00% | 1.04% |
| **Class B shares:** | | | | |
| As previously reported | 1.43% | 1.44% | 1.44% | 1.44% |
| As restated | 1.61% | 1.54% | 1.51% | 1.54% |
| **Class C shares:** | | | | |
| As previously reported | 1.64% | 1.66% | 1.66% | 1.67% |
| As restated | 1.82% | 1.76% | 1.73% | 1.77% |
| **Class Z shares:** | | | | |
| As previously reported | .85% | .86% | | |
| As restated | 1.03% | .96% | | |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of changes in net assets were also restated as follows:

| | 2006 As Previously Reported | 2006 As Restated |
|---|---|---|
| **Statement of Changes in Net Assets ($):** | | |
| Net realized gain (loss) on investments | 2,666,391 | 2,226,941 |
| Net unrealized appreciation (depreciation) on investments | (12,743,303) | (12,303,853) |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier Municipal Bond Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Municipal Bond Fund, as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Municipal Bond Fund at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
|---|---|---|
| | Votes For | Authority Withheld |
| To elect additional Board Members: | | |
| David W. Burke† | 25,387,876 | 818,464 |
| Joseph S. DiMartino† | 25,365,342 | 840,999 |
| Diane Dunst† | 25,343,988 | 862,352 |
| Jay I. Meltzer† | 25,361,990 | 844,350 |
| Daniel Rose† | 25,332,440 | 873,900 |
| Warren B. Rudman† | 25,358,916 | 847,424 |
| Sander Vanocur† | 25,338,691 | 867,649 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

————————

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

————————

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

————————

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

---

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

---

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
- Commissioner, NYC Planning Commission (March 2007-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director
- Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

---

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Physician, Internist and Specialist in Clinical Hypertension
- Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
- Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

**Daniel Rose (77)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

———————

**Warren B. Rudman (76)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

———————

**Sander Vanocur (79)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

———————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PTEBX | Class B: PMUBX | Class C: DMBCX |
| | Class Z: DMBZX | | |

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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